345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

September 28, 2012

Mr. Daniel F. Duchovny
U.S. Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fushi Copperweld, Inc. Preliminary Schedule 14A Filed August 13, 2012 File No. 001-33669

Schedule 13E-3

Filed August 14, 2012 by Fushi Copperweld, Inc., Green Dynasty Holdings Limited, Green Dynasty Limited, Green Dynasty Acquisition, Inc., Li Fu, Wise Sun Investments Limited, Xin Liu, Yuyan Zhang, Abax Lotus Ltd., Abax Global Opportunities Fund, Abax Upland Fund LLC, Abax Arhat Fund, Abax Claremont Ltd., AGC Asia 6 Ltd., AGC China Ltd., Abax Global Capital, Abax Global Capital (Hong Kong) Limited, and Xiang Dong Yang

File No. 005-46672

Dear Mr. Duchovny:

We are submitting this correspondence in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on September 13, 2012 (the “Staff’s Letter”). The discussion below sets forth each comment and our response to each.

Preliminary Proxy Statement

Summary Term Sheet, page 1

1.          We note your disclosure under the caption “Conditions to the Merger” on page 6 and elsewhere in the proxy statement that the merger must be approved by 60% of the voting power of shares held by persons other than the buyer group, their affiliates and any person the special committee reasonably believes has reached an agreement or understanding with the buyer group to receive some benefit or value other than and in addition to the merger consideration. Revise here and throughout the proxy statement to explain the timing of such a determination and the parameters by which the buyer group and special committee will identify such persons. To the extent any such persons are identified, disclose in an appropriate location in the proxy statement the additional benefits to be given to those persons.

Daniel F. Duchovny U.S. Securities and Exchange Commission September 28, 2012 Page 2

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the language below on pages 4, 59, and 72 of the Preliminary Proxy Statement Amendment:

At all times until the completion of the special meeting, the Special Committee intends promptly to review any information that may come to the attention of it or its advisors that might indicate the existence of any such agreement or understanding and make a final determination regarding the matter consistent with the terms of the merger agreement. No such additional person has been identified by the special committee as of the date of this proxy statement, and the buyer group has indicated that it does not intend to enter into any such agreement or understanding prior to completion of the merger.

Supplementally, we hereby advise the Staff that in the event any such person is identified by the Special Committee, the Company will file and disseminate an appropriate supplement or amendment to the Preliminary Proxy Statement.

Special Factors

2.          Please revise your disclosure to provide the disclosure required of each filing person by Item 1013(b) of Regulation M-A with respect to alternatives to the current transaction and instruction 3 to Item 1013(d) relating to the effects of the current transaction.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following changes on pages 39 and 43 of the Preliminary Proxy Statement Amendment:

•          The addition of the language: “The buyer group did not consider any other form of transaction because the buyer group believed the merger was the most direct and effective way to enable the buyer group to acquire 100% ownership and control of the Company.”

•          The inclusion of a table setting forth the interest of the Company’s net book value and net earnings of members of the buyer group other than Parent and Holdco.

Daniel F. Duchovny U.S. Securities and Exchange Commission September 28, 2012 Page 3

Background of the Merger, page 10

3.          Please revise your disclosure to describe the duties and authority provided to the special committee upon its formation.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 10 of the Preliminary Proxy Statement Amendment:

The Company’s board of directors delegated to the Special Committee the power and authority (1) to consider, evaluate and respond to the Initial Fu-Abax Proposal and any amendments thereto, (2) if deemed advisable by the Special Committee, to negotiate the principal terms of the Initial Fu-Abax Proposal and any amendments thereto relevant to the Company’s unaffiliated stockholders, (3) to consider the fairness of the Initial Fu-Abax Proposal and any amendments thereto to the Company’s unaffiliated stockholders, and (4) to recommend to the Company’s board of directors what action to take with respect to the Initial Fu-Abax Proposal and any amendments thereto. The Company’s board of directors further delegated to the Special Committee the power and authority to consider such other strategic alternatives to the Initial Fu-Abax Proposal as the Special Committee deemed appropriate, including any other acquisition proposal that may be submitted to the Company, or that the Company remain independent; in the Special Committee’s discretion, to solicit bids for alternatives to the Initial Fu-Abax Proposal; and to consider the fairness to the Company’s unaffiliated stockholders of any such alternative and recommend to the Company’s board of directors what action to take with respect to any such alternative.

4.          Please revise your disclosure in the last paragraph on page 10 to explain why Mr. Fu believed that Abax’s involvement in the transaction “would provide the best route to a successful transaction on terms favorable to unaffiliated stockholders.”

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 10 of the Preliminary Proxy Statement Amendment:

During these discussions, representatives of Mr. Fu conveyed to representatives of the Special Committee Mr. Fu’s belief that Abax’s continuing involvement in the transaction would provide the best route to a successful transaction on terms favorable to the unaffiliated stockholders, given Abax’s history as an investor in the Company and its reputation and extensive experience as an investor in China-based companies.

5.          Revise the first paragraph of page 11 or another appropriate location in the proxy statement to disclose the reasons the special committee decided to retain BofA Merill Lynch (“BAML”). See Item 1015(b)(2) of Regulation M-A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 11 of the Preliminary Proxy Statement Amendment:

The Special Committee selected BofA Merrill Lynch to act as its financial advisor in connection with the merger on the basis of BofA Merrill Lynch’s experience in transactions similar to the proposed merger, its reputation in the investment community and its familiarity with the Company.

Daniel F. Duchovny U.S. Securities and Exchange Commission September 28, 2012 Page 4

6.          Please explain why, as of May 25, 2011, Mr. Fu would “likely not have [had] a financial incentive to support a competing offer at a higher price.”

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 12 of the Preliminary Proxy Statement Amendment:

The Special Committee also discussed with representatives of BofA Merrill Lynch the advisability of contacting private equity firms as part of a pre-signing market check and the likelihood of a financial sponsor submitting a superior offer without the support of Mr. Fu, who would likely not have a financial incentive to support any such competing offer at a higher price, given that, as a member of any private equity buyer group, a competing offer at a higher price would increase the amount Mr. Fu would have to pay in order to take the Company private.

7.          Refer to the entry dated July 14, 2011 (page 14). Please explain why CDB’s participation as a lender would “likely impact the price that Mr. Fu and Abax could offer to buy out the unaffiliated stockholders”

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 14 of the Preliminary Proxy Statement Amendment:

On July 14, 2011, Mr. Perkowski, chairman of the Special Committee, met with Mr. Fu, Mr. Wenbing Christopher Wang, the Company’s President, and Mr. Donald Yang, Managing Partner of Abax, to discuss the status of the going private proposal. Among other things, Messrs. Fu and Yang expressed their strong preference to have CDB act as lender in the transaction, and stated that their ability to work with CDB would likely positively impact the price that Mr. Fu and Abax could offer to buy out the unaffiliated stockholders due to the likelihood of securing favorable terms from CDB for the financing.

8.          Refer to the entry dated August 7, 2011 (page 14). We note your reference to the “advanced degree of discussions” It does not appear, based on the preceding disclosure, that you have described such a level of discussions Please advise or revise.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 14 of the Preliminary Proxy Statement Amendment:

Following a discussion, in light of the ~~advanced degree of~~ discussions which had previously occurred with Mr. Fu and Abax, the desirability of completing those discussions in the most favorable terms to the unaffiliated stockholders and Abax’s expressed interest in participating in the transaction by means of investment that could include any amount of common equity, among other things, the Special Committee approved such amendments to the Confidentiality Agreements.

Daniel F. Duchovny U.S. Securities and Exchange Commission September 28, 2012 Page 5

9.          Refer to the entry dated November 17, 2011 (page 16). Please explain the meaning of a “VIE structure” and explain why it should be eliminated after the going private transaction.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 16 of the Preliminary Proxy Statement Amendment:

(3) the buyer group’s due diligence findings, particularly in relation to the Company’s variable interest entity (VIE) structure (which are commonly used to comply with foreign ownership restrictions in the PRC) in place with respect to a subsidiary holding certain land use rights and the title to an office building and the projected costs of eliminating such structure post-privatization which would provide greater flexibility in the post-closing ownership structure;

10.          With respect to the same entry, disclose how the draft debt commitment letter from CDB had terms that which were not “in the Special Committee’s view customary for a going private transaction of the type being contemplated...” (emphasis added).

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 16 of the Preliminary Proxy Statement Amendment:

In that regard, the draft debt commitment provided by CDB confirmed that CDB had “an interest” in providing financing for the proposed transaction, but it did not include a firm commitment to provide such financing.

11.          Refer to the sixth paragraph on page 18. Please describe the communications that took place between January and April 2012 instead of simply grouping them into one non-descriptive sentence.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 18 of the Preliminary Proxy Statement Amendment:

Between January and April 2012, Mr. Fu and Abax continued to negotiate a definitive debt facility agreement with CDB~~, and periodically updated the Special Committee and its advisors regarding the progress of those negotiations~~. On March 30, 2012, April 18, 2012 and April 19, 2012, representatives of Weil Gotshal provided representatives of Gibson Dunn with updates on the status of these negotiations and CDB’s ongoing internal approval process.

Daniel F. Duchovny U.S. Securities and Exchange Commission September 28, 2012 Page 6

Recommendation of the Special Committee and Board of Directors, page 21

The Special Committee, page 21

12.          Please address how any filing person relying on the opinion of BAML was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinions addressed fairness with respect to holders of your shares other than the Holdco, Parent, Merger Sub and the Rollover Holders, rather than all security holders unaffiliated with the company.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 21 of the Preliminary Proxy Statement Amendment:

•	the financial presentation and opinion, as more fully described below under the caption “Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated,” beginning on page 25, each dated June 26, 2012, of BofA Merrill Lynch to the Special Committee to the effect that, based upon and subject to the qualifications, limitations and assumptions stated in the written opinion, as of the date of such opinion, the $9.50 per share merger consideration to be received by the holders of shares of the Company’s common stock in the merger (other than Holdco, Parent, Merger Sub and the Rollover Holders) was fair, from a financial point of view, to such holders (which group of holders included all of the Company’s unaffiliated stockholders);

13.          Please revise your disclosure to describe how the special committee addressed the results of the “no repatriation” discounted cash flow analysis conducted by BAML, which resulted in a range higher than the transaction price of $9.50 per share.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 21 of the Preliminary Proxy Statement Amendment:

•	the financial presentation and opinion, as more fully described below under the caption “Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated,” beginning on page 25, each dated June 26, 2012, of BofA Merrill Lynch to the Special Committee to the effect that, based upon and subject to the qualifications, limitations and assumptions stated in the written opinion, as of the date of such opinion, the $9.50 per share merger consideration to be received by the holders of shares of the Company’s common stock in the merger (other than Holdco, Parent, Merger Sub and the Rollover Holders) was fair, from a financial point of view, to such holders (which group of holders included all of the Company’s unaffiliated stockholders);

o	among other things, the Special Committee noted that although the implied per share equity value reference range resulting from BofA Merrill Lynch’s discounted cash flow analysis in the case where no adjustment was made for costs associated with repatriation of profits to the Company yielded a price higher than the proposed merger consideration, the Special Committee believed that a scenario in which no such repatriation costs existed was highly unlikely given the laws and regulations that would generally apply if the Company were to repatriate the funds held by its foreign subsidiaries;

Daniel F. Duchovny U.S. Securities and Exchange Commission September 28, 2012 Page 7

The Board of Directors, page 24

14.          We note that the special committee adopted the financial advisors’ analyses and opinion and that the board of directors determined that the transaction is fair to unaffiliated security holders. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the board adopted the special committee’s analyses and conclusion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 24 of the Preliminary Proxy Statement Amendment:

After carefully considering the unanimous recommendation of the Special Committee, our board of directors, with directors Mr. Fu, Mr. Joseph J. Longever, and Mr. Wenbing Christopher Wang abstaining from voting, (i) adopted the merger agreement and authorized and approved the merger and other transactions contemplated by the merger agreement, (ii) determined that the merger and the merger agreement, including the merger consideration payable pursuant thereto, are fair to and in the interests of the Company and its unaffiliated stockholders and declared advisable the execution of the merger agreement and consummation of the transactions contemplated thereby, including the merger, and (iii) directed that the merger agreement be submitted to stockholders and recommended that they approve the merger agreement. In making its determination, our board of directors adopted the Special Committee’s analyses and conclusion as its own.

Daniel F. Duchovny U.S. Securities and Exchange Commission September 28, 2012 Page 8

Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, page 25

15.          We note your disclosure on page 12 that BAML prepared a preliminary financial analysis on or prior to May 25, 2011. Please provide the disclosure required by Item 1015(b)(6) with respect to this presentation.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 30 of the Preliminary Proxy Statement Amendment:

The types of preliminary financial analyses presented by BofA Merrill Lynch to the Special Committee on May 5, 2011 were generally similar to those contained in BofA Merrill Lynch’s final financial presentation to the Special Committee on June 26, 2012 summarized above. However, during the course of the approximate 13 months between these two presentations, BofA Merrill Lynch refined various aspects of its financial analyses and the Company updated its forecasts of future performance. For example, with respect to BofA Merrill Lynch’s “Present Value of Future Share Price Analysis” described above, in its May 5, 2011 presentation BofA Merrill Lynch performed the analysis using a multiple of enterprise value to EBITDA (in addition to a NFY earnings per share multiple based on Wall Street estimates and the Company’s then-current stock price), an approach which BofA Merrill Lynch subsequently de-emphasized because in its professional judgment EBITDA was not a reliable valuation metric for the Company. With respect to BofA Merrill Lynch’s “Discounted Cash Flow Analysis” described above, in its May 5, 2011 presentation BofA Merrill Lynch performed the analysis using a terminal EBITDA multiple (in addition to a perpetuity growth rate), an approach which BofA Merrill Lynch also subsequently de-emphasized because in its professional judgment it did not consider EBITDA to be a reliable valuation metric for the Company, and potential repatriation friction costs were not taken into account due to the preliminary nature of the analysis at that time. In addition, certain data used in, and the results of, the preliminary financial analyses may have differed from those in BofA Merrill Lynch’s final financial presentation on June 26, 2012 given, among other factors, the different reference dates used in the presentations for public information, changes in publicly available information and management-prepared projections relating to the Company, market, economic and other conditions, and BofA Merrill Lynch’s evolving understanding of the Company and its business. The preliminary financial analyses provided to the Special Committee by BofA Merrill Lynch on May 5, 2011 did not constitute an opinion of, or recommendation by, BofA Merrill Lynch with respect to a possible transaction or otherwise. The May 5, 2011 presentation was superseded by BofA Merrill Lynch’s final financial presentation to the Special Committee on June 26, 2012.

16.          Please revise to disclose the data underlying the results described in the Selected Public Companies and the Discounted Cash Flow analyses and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) per share equity values, the enterprise values, and EBITDA for each comparable company that is the basis for the value ranges disclosed on page 27, and (ii) the company’s projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections).

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 27 of the Preliminary Proxy Statement Amendment:

BofA Merrill Lynch reviewed, among other things, per share equity values, based on closing stock prices on June 22, 2012, of the selected publicly traded companies as a multiple of calendar years 2012 and 2013 estimated earnings per share. BofA Merrill Lynch also reviewed enterprise values of the selected publicly traded companies, calculated as equity values based on closing stock prices on June 22, 2012, plus debt, less cash and marketable securities, as a multiple of calendar years 2012 and 2013 estimated EBITDA. Valuation multiples were chosen based on financial and stock market information of Coleman Cable, Inc., Lihua International Inc. and Nexans SA (collectively, the “Selected Companies”), based on BofA Merrill Lynch’s professional judgment that these companies were the most relevant for valuation comparison purposes to the Company given some combination of the following factors, among others: industry, products, customer base, geography and trading jurisdiction of the common stock of the Selected Companies and the Company. BofA Merrill Lynch observed the following data for Coleman Cable, Inc., Lihua International Inc. and Nexans SA, respectively: per share equity values of $8.12, $5.45, and $37.50; enterprise values of $441 million, $59 million, and $1,464.3 million; and calendar year 2012 estimated EBITDA of $86.1 million, $85.6 million, and $487.2 million. These statistics resulted in 2012 estimated Enterprise Value / EBITDA multiples of 5.1x, 0.7x, and 3.0x for Coleman Cable, Inc., Lihua International Inc. and Nexans SA, respectively. 2013 estimated Wall Street consensus earnings forecasts and the per share equity values listed above resulted in 2013 estimated Price / Earnings multiples of 4.8x, 2.2x and 6.6x for Coleman Cable, Inc., Lihua International Inc. and Nexans SA, respectively. Based on the observed multiples of estimated earnings per share of the Selected Companies, BofA Merrill Lynch applied representative ranges of financial multiples of estimated earnings per share of 2.5x to 6.5x to both (i) the Company’s estimated 2013 earnings based on Wall Street consensus estimates and (ii) the Company’s estimated 2013 earnings based on the Company Forecasts.

Daniel F. Duchovny U.S. Securities and Exchange Commission September 28, 2012 Page 9

And the following crossreference was included on page 28 of the Preliminary Proxy Statement Amendment:

BofA Merrill Lynch performed a discounted cash flow analysis of the Company to calculate the estimated present value of the stand-alone, unlevered, after-tax free cash flows that the Company was forecasted to generate based on the Company Forecasts (as more fully described in the section titled “Management’s Projected Financial Information”) from the second quarter of 2012 through fiscal year 2015.

17.          Refer to the Selected Public Companies Analysis. We note the presentation made by BAML to the special committee included several comparable public companies but that only three of those are identified as “Selected Companies” for purposes of the disclosure. Please explain why and how BAML selected a smaller sample of comparable companies and, in an appropriate location of the proxy statement, how such selection affected the special committee’s evaluation of the BAML analyses and opinion.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 27 of the Preliminary Proxy Statement Amendment:

BofA Merrill Lynch reviewed, among other things, per share equity values, based on closing stock prices on June 22, 2012, of the selected publicly traded companies as a multiple of calendar years 2012 and 2013 estimated earnings per share. BofA Merrill Lynch also reviewed enterprise values of the selected publicly traded companies, calculated as equity values based on closing stock prices on June 22, 2012, plus debt, less cash and marketable securities, as a multiple of calendar years 2012 and 2013 estimated EBITDA. Valuation multiples were chosen based on financial and stock market information of Coleman Cable, Inc., Lihua International Inc. and Nexans SA (collectively, the “Selected Companies”)~~.~~, based on BofA Merrill Lynch’s professional judgment that these companies were the most relevant for valuation comparison purposes to the Company given some combination of the following factors, among others: industry, products, customer base, geography and trading jurisdiction of the common stock of the Selected Companies and the Company. These factors were reviewed by BofA Merrill Lynch with the Special Committee, and the selection of the Selected Companies by BofA Merrill Lynch was considered by the Special Committee as part of its overall evaluation of the BofA Merrill Lynch analyses and opinion.

Daniel F. Duchovny U.S. Securities and Exchange Commission September 28, 2012 Page 10

18.          Refer to the Selected Public Companies Analysis. Please describe the basis for using the ranges of financial multiples of estimated earnings per share at 2.5x to 6.5x.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 27 of the Preliminary Proxy Statement Amendment:

Based on the observed multiples of estimated earnings per share of the Selected Companies, BofA Merrill Lynch applied representative ranges of financial multiples of estimated earnings per share of 2.5x to 6.5x to both (i) the Company’s estimated 2013 earnings based on Wall Street consensus estimates and (ii) the Company’s estimated 2013 earnings based on the Company Forecasts.

19.          Revise the section captioned “Present Value of Projected Future Stock Price” to show how BAML arrived at the implied per share equity value reference ranges disclosed therein.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 28 of the Preliminary Proxy Statement Amendment:

BofA Merrill Lynch performed an illustrative analysis of the implied present value of the future price per share of the Company’s common stock, which is designed to provide insight into an illustrative potential future price of a company’s common equity as a function of the company’s future earnings and an assumed stock price to next fiscal year (NFY) earnings multiple. The resulting theoretical equity value is subsequently discounted to present value to arrive at an estimate of the company’s illustrative potential future stock price. BofA Merrill Lynch calculated the implied values per share of the Company’s common stock for each of the calendar years 2012, 2013 and 2014 by applying to the Company’s projected earnings per share based on the Company Forecasts the following NFY earnings per share multiples: (i) 7.5x, based on Wall Street estimates of the Company’s 2013 earnings and its common stock price as of June 22, 2012; (ii) 2.5x to 6.5x, based on ~~an analysis of the NFY price to earnings multiples for~~ the Selected Public Companies Analysis discussed above; and (iii) 2.8x to 4.3x, based on a hypothetical unaffected stock price analysis of the Company’s stock using stock price and earnings data of the Selected Companies since November 2, 2010 (the day immediately prior to the date of the public announcement that the Company had received the November 2010 Proposal). In performing the hypothetical unaffected stock price analysis referred to in the preceding sentence, BofA Merrill Lynch calculated the percentage change in earnings per share multiples of each of the Selected Companies from November 2, 2010 to June 22, 2012 and applied each of those percentage changes to the Company’s NFY earnings per share multiple as of November 2, 2010. BofA Merrill Lynch then~~, in each case,~~ discounted ~~those values back~~ to June 22, 2012 the resulting implied values per share of the Company’s common stock for each of the calendar years 2012, 2013 and 2014 by assuming a cost of equity for the Company of 13.5%. This analysis indicated the following approximate implied per share equity value reference ranges for the Company, as compared to the per share merger consideration:

Daniel F. Duchovny U.S. Securities and Exchange Commission September 28, 2012 Page 11

20.          Please describe the basis for using a perpetuity growth rate of 1% to 2% in the Discounted Cash Flow Analysis and a target internal rate of return for the financial sponsor of 22.5% in the Illustrative Leveraged Buyout Analysis.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on pages 28 and 29 of the Preliminary Proxy Statement Amendment:

BofA Merrill Lynch also calculated terminal values for the Company by applying a perpetuity growth rate, based on its professional judgment given the nature of the Company, its business and its industry, of 1.0% to 2.0%.

The implied purchase price per share paid by the financial sponsor was based on a target internal rate of return for the financial sponsor of 22.5%, which BofA Merrill Lynch applied based on its professional judgment as to a reasonable expected internal rate of return for a financial sponsor.

21.          Refer to the Discounted Cash Flow Analysis. Revise the disclosure to explain the meaning of compound annual growth rates, normalized EBITDA margins and repatriation friction costs. Disclose also how BAML determined each range and the assumptions or professional judgment used in the analysis.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 28 of the Preliminary Proxy Statement Amendment:

In connection with its discounted cash flow analysis, BofA Merrill Lynch performed a sensitivity analysis using: (i) a range of compound annual revenue growth rates (which reflect the rate at which the Company’s revenue will increase year over year) of 10%, 15% and 20% for the calendar years 2011 through 2015, based on BofA Merrill Lynch’s professional judgment given the recent financial performance of the Company and the nature of the Company’s business and industry, (ii) a range of ~~normalized~~ EBITDA margins~~, and~~ of 12.5%, 15.0% and 17.8%, which were chosen by BofA Merrill Lynch as reasonable downside cases relative to the Company Forecasts, and (iii) a range of repatriation friction costs (as explained below) of 0% (which assumed no US taxes (assuming a 35% rate) owed on the profits of the Company’s subsidiaries repatriated from China to the US), 9% (which assumed full credit against US taxes for foreign taxes (assuming a 26% rate) paid on profits of the Company’s subsidiaries repatriated from China to the US) and 35% (which assumed no credit against US taxes for foreign taxes paid on profits of the Company’s subsidiaries repatriated from China to the US). ~~The sensitivity analysis was conducted for sales compound annual growth rates for 2011 through 2015 ranging from 20% to 10% and for normalized 2015E EBITDA margins ranging from 17.8% to 12.5%.~~

Daniel F. Duchovny U.S. Securities and Exchange Commission September 28, 2012 Page 12

22.          Please clarify the disclosure in the third paragraph of page 30 to explain your reference to the aggregate fee “currently estimated to be” approximately $4.7 million. Is the amount of the fee dependent on any factor or is that amount fixed with the only contingency to payment being the completion of the merger?

The amount of the aggregate fee is not dependent on any factor other than the completion of the merger. In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 30 of the Preliminary Proxy Statement Amendment:

BofA Merrill Lynch has acted as financial advisor to the Special Committee in connection with the merger and the Company has agreed to pay BofA Merrill Lynch for such services an aggregate fee ~~currently estimated to be~~ of approximately ~~$4.7~~$4.6 million . .. .

23.          Please revise this section to provide the disclosure required by Item 1015(b)(4) of Regulation M-A, including a quantification of any subject compensation.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 30 of the Preliminary Proxy Statement Amendment:

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to the Company unrelated to the merger, including certain derivative products and services, and have received or in the future may receive compensation for the rendering of these services, including ~~having provided or providing certain~~ aggregate fees of approximately $1 million which it has received for the provision of derivatives products and services ~~to the Company~~.

Management’s Projected Financial Information, page 30

24.          Please disclose the financial forecasts prepared by company management and shared by BAML with TPG on or around June 19, 2011 as well as the forecasts provided by BAML to DB on December 1, 2011.

In response to the Staff’s comments, the Preliminary Proxy Statement has been revised to include four sets of financial forecasts prepared by the Company’s management during 2011 and 2012. We respectfully advise the Staff that the financial projections included in the Preliminary Proxy Statement Amendment on pages 31 and 32 under the caption “April 2011 Financial Projections” were shared by BAML with TPG on or around June 19, 2011 and the financial projections included in the Preliminary Proxy Statement Amendment on pages 35 and 36 under the caption “November 25, 2011 Financial Projections” were shared by BAML with DB on December 1, 2011.

Daniel F. Duchovny U.S. Securities and Exchange Commission September 28, 2012 Page 13

25.          Please describe the “numerous variables and assumptions” used in developing the financial projections.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following material variables and assumptions used in developing the financial projections on page 31 of the Preliminary Proxy Statement Amendment:

The primary assumptions underlying the projected financials provided to the Special Committee and its advisors in April 2011 (the “April 2011 Projections”) include volume and average selling price, along with selling, general and administrative expense (“SG&A”) levels. SG&A levels were based on historical expenses and scaled up over the five-year period accordingly based on our volume growth assumptions. Volume assumptions can be found on the consolidated income statement. The Company also assumed GDP growth in China remains above 8% annually for the next five years. For the April 2011 Projections, management did not factor in the costs associated with the proposed merger transaction including fees to be paid to legal counsel, auditors and financial advisors. Neither did management consider the impact of the merger on the Company in preparing the April 2011 Projections.

26.          Please tell us why you disclaim responsibility for your own disclosure in the second sentence of the fourth paragraph on page 31. Alternatively, delete or revise the sentence.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to delete the following language on page 31 of the Preliminary Proxy Statement Amendment:

No one has made or makes any representation to any stockholder regarding the information included in the financial forecasts set forth below. Readers of this proxy statement are cautioned ~~not to rely on the forecasted financial information. Some~~ that some or all of the assumptions which have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since the date such forecasts were made.

27.          Please disclose the full set of financial projections made available to the financial advisors instead of summaries as you indicate on page 31.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the four full sets of financial projections made available to the financial advisors. Please refer to pages 31 through 38 of the Preliminary Proxy Statement Amendment.

Daniel F. Duchovny U.S. Securities and Exchange Commission September 28, 2012 Page 14

28.          We note that you appear to have included non-GAAP financial measures in the projected financial information. Please revise any non-GAAP line-items to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the full set of financial projections, in which non-GAAP items are reconciled to GAAP financial measures. Please refer to pages 31 through 38 of the Preliminary Proxy Statement Amendment.

Purposes and Reasons of the Buyer Group for the Merger, page 32

29.          You disclose in the first sentence that each member of the buyer group “may be deemed” to be an affiliate of the company. The identification of a filing person on the Schedule 13E-3 renders this disclaimer inappropriate. Please disclose that the filing persons “are” deemed to be engaged in a going private transaction and “are” deemed to be affiliates of the company. Make a similar revision in the first sentence of the section titled “Position of the Buyer Group...”

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 39 of the Preliminary Proxy Statement Amendment:

Under SEC rules governing “going-private” transactions, each member of the buyer group ~~may be~~ is deemed to be an affiliate of the Company…

Voting Agreement, page 39

30.          Quantify the number of shares subject to the voting agreements together with the percentage of outstanding shares they represent. If the subject shares would ensure approval of the transaction, please state so here and in the Summary Term Sheet.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 46 of the Preliminary Proxy Statement Amendment:

Concurrently with the execution of the merger agreement, Parent, Mr. Fu, Wise Sun, Ms. Liu, Ms. Zhang, and Abax Lotus Ltd., entered into a voting agreement with the Company under which they have agreed to, among other things, vote ~~all~~ an aggregate of 11,240,206 shares of Company common stock beneficially owned by them, constituting approximately 29.4% of the Company’s outstanding shares in favor of approval of the merger agreement. Each stockholder who is a party to the agreement has granted to Parent an irrevocable proxy to vote their shares. The proxy granted automatically expires upon the termination of the voting agreement. The voting agreement will terminate upon the earliest of (i) the effective time of the merger, (ii) the termination of the merger agreement in accordance with its terms, and (iii) the written agreement of Parent and the Company (at the Special Committee’s recommendation) to terminate the voting agreement.

Daniel F. Duchovny U.S. Securities and Exchange Commission September 28, 2012 Page 15

Interests of Certain Persons in the Merger, page 40

31.          Disclose on page 44 the amount of fees paid to members of the special committee to date.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the following language on page 51 of the Preliminary Proxy Statement Amendment:

We have compensated, and will continue to compensate, the members of the Special Committee in exchange for their service in such capacity. Jack Perkowski, as Chairman of the Special Committee, received a $100,000 retainer. Each of Feng Bai and Barry Raeburn received a $70,000 retainer. In addition, the Company has agreed to pay members of the Special Committee $1,000 for each meeting attended by such member. In addition to the retainers totalling $240,000 paid to the members of the Special Committee, as of the date of this proxy statement, the Company has paid an aggregate of $71,000 to members of the Special Committee for the meetings to-date attended by members of the Special Committee, comprised of $25,000 paid to Jack Perkowski for 25 meetings attended, $22,000 paid to Feng Bai for 22 meetings attended and $24,000 paid to Barry Raeburn for 24 meetings attended.

32.          Under the caption “Total Consideration for our Common Stock” (page 44), provide the payment for each person referenced instead of an aggregate amount.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 51 of the Preliminary Proxy Statement Amendment.

Where You Can Find More Information, page 96

33.          You state in the third paragraph of this section that you may incorporate documents by reference filed “after the date of this proxy and before the date of the special meeting.” Exchange Act Rule 13e-3 and Schedule 13E-3 do not permit general “forward incorporation” of documents to be filed in the future. Please amend your document to specifically list any such filings.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to delete the following language on page 103 of the Preliminary Proxy Statement Amendment:

We also incorporate by reference into this proxy statement the following documents filed by us with the SEC under the Exchange Act ~~and any documents filed by us pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this proxy statement and before the date of the special meeting~~:

Daniel F. Duchovny U.S. Securities and Exchange Commission September 28, 2012 Page 16

Also attached as Exhibit A is a written statement from each filing person acknowledging that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cordially,

/s/ David C . Fischer

EXHIBIT A – ACKNOWLEDGEMENT

In response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter of September 13, 2012 with respect to the Schedule 13E-3, File No. 005-46672 (the “Schedule 13E-3”), filed on August 14, 2012 and the Preliminary Proxy Statement on Schedule 14A, File No. 001-33669 (the “Proxy Statement”), filed on August 13, 2012, by Fushi Copperweld, Inc. and the other filing persons named therein, each of the undersigned hereby acknowledges that in connection with the Schedule 13E-3 and the Proxy Statement as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Fushi Copperweld, Inc.

By:	/s/ Li Fu
Name:	Li Fu
Title:	Co-Chief Executive Officer and Chairman of the Board

Green Dynasty Limited

By:	/s/ Li Fu
Name:	Li Fu
Title:	Director

Green Dynasty Acquisition, Inc.

By:	/s/ Li Fu
Name:	Li Fu
Title:	Director

Green Dynasty Holdings Limited

By:	/s/ Li Fu
Name:	Li Fu
Title:	Director

Li Fu

By:	/s/ Li Fu
Name:	Li Fu

Wise Sun Investments Limited

By:	/s/ Li Fu
Name:	Li Fu
Title:	Director

Xin Liu

By:	/s/ Xin Liu
Name:	Xin Liu

Yuyan Zhang

By:	/s/ Yuyan Zhang
Name:	Yuyan Zhang

Abax Lotus Ltd.

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

Abax Global Opportunities Fund

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

Abax Upland Fund LLC

By: Abax Claremont Ltd., in its

capacity as Managing Member

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

Abax Arhat Fund

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

Abax Claremont Ltd.

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

AGC Asia 6 Ltd.

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

AGC China Ltd.

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

Abax Global Capital

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Authorized Signatory

Abax Global Capital (Hong Kong) Limited

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Authorized Signatory

Xiang Dong Yang

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang